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                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                             SCHEDULE 13D
                           (RULE 13d - 101)

Information to be included in statements filed pursuant to
13d-1(a) and amendments thereto filed pursuant to 13d-2(a)
(Amendment No.   3  )*

Zoll Medical Corporation
(Name of Issuer)

Common Stock, $.02 par value
(Title of Class of Securities)

989922109
(CUSIP Number)

Stephen M. Schultz, Esq., Kleinberg, Kaplan, Wolff & Cohen,
P.C., 551 Fifth Avenue, 18th Floor, New York, New York  10176,
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 14, 1998
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)
(Page 1 of 7 Pages)
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
      ONLY)
             Elliott Associates, L.P., a Delaware Limited
             Partnership

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a)
      (b)

3     SEC USE ONLY

4     SOURCE OF FUNDS*
             00

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)

6     CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7     SOLE VOTING POWER
             367,900

8     SHARED VOTING POWER
             0

9     SOLE DISPOSITIVE POWER
             367,900

10    SHARED DISPOSITIVE POWER
             0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
             367,900

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             5.94%

14    TYPE OF REPORTING PERSON*
             PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
      ONLY)
             Westgate International, L.P., a Cayman Islands
             Limited Partnership

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a)
      (b)

3     SEC USE ONLY

4     SOURCE OF FUNDS*
             00

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6     CITIZENSHIP OR PLACE OF ORGANIZATION
             Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7     SOLE VOTING POWER
             0

8     SHARED VOTING POWER
             367,800

9     SOLE DISPOSITIVE POWER
             0

10    SHARED DISPOSITIVE POWER
             367,800

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON
             367,800

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             5.94%

14    TYPE OF REPORTING PERSON*
             PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
      ONLY)
             Martley International, Inc., a Delaware corporation

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a)
      (b)

3     SEC USE ONLY

4     SOURCE OF FUNDS*
             00

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)

6     CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7     SOLE VOTING POWER
             0

8     SHARED VOTING POWER
             367,800

9     SOLE DISPOSITIVE POWER
             0

10    SHARED DISPOSITIVE POWER
             367,800

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON
             367,800

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             5.94%

14    TYPE OF REPORTING PERSON*
             CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

      This statement is filed pursuant to Rule 13d-2(a) with respect to the shares of common stock, $.02 par value (the "Common Stock") of Zoll Medical Corporation (the "Issuer") beneficially owned by the Reporting Persons specified herein as of April 17, 1998 and amends and supplements the Schedule 13D dated January 8, 1998, as amended on January 23, 1998 and February 20, 1998 (the "Schedule 13D"). Except as set forth herein, the Schedule 13D is hereby restated in its entirety.

ITEM 3.      Source and Amount of Funds or Other Consideration

      The source and amount of funds used by Elliott in making purchases of the Common Stock beneficially owned by it are set forth below.

SOURCE OF FUNDS                                AMOUNT OF FUNDS
Margin accounts maintained at                  $2,596,849.90
Merrill Lynch, Paine Webber and
Goldman Sachs

      The source and amount of funds used by Westgate in making purchases of the Common Stock beneficially owned by it are set forth below.

SOURCE OF FUNDS                                AMOUNT OF FUNDS
Margin accounts maintained at                  $2,544,206.58
Goldman Sachs and Paine Webber

ITEM 5.      Interest in Securities of the Issuer

      (a)  Elliott beneficially owns 367,900 shares of Common
Stock constituting 5.94% of the outstanding shares of Common
Stock.

      Westgate beneficially owns 367,800 shares of Common
Stock constituting 5.94% of the outstanding shares of Common
Stock.

      Elliott and Westgate together beneficially own 735,700 shares of Common Stock, constituting 11.88% of all outstanding shares of Common Stock.

      (b) Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the Common
Stock beneficially owned by it.

      Westgate has the shared power with Martley to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock owned by Westgate. Information regarding each of Westgate and Martley for the purposes of subparagraph
(b) of this Item 5 is set forth in Item 2 above and expressly incorporated by reference herein.

      (c) The following transactions were effected by Elliott during the past sixty (60) days:

                                               Approximate
                                               Price per Share
                           Amount of Shares    (exclusive of
Date         Security      Bought (Sold)       commissions)

4/14/98      Common        46,400              $5.5000
4/15/98      Common         5,000              $5.6875
4/16/98      Common        10,000              $6.2453


      The above transactions were effected by Elliott on NASDAQ in New York.

      The following transactions were affected by Westgate during the past sixty (60) days:

                                               Approximate
                                               Price per Share
                           Amount of Shares    (exclusive of
Date         Security      Bought (Sold)       commissions)

4/14/98      Common        46,300              $5.5000
4/15/98      Common         5,000              $5.6875
4/16/98      Common        10,000              $6.2453


      The above transactions were effected by Westgate on NASDAQ in New York.

      No other previously unreported transactions were effected by Elliott or Westgate during the past sixty (60) days.

      (d) No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

      No person other than Westgate has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Westgate and Martley.

      (e)  Not applicable.

                               SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:                     ELLIOTT ASSOCIATES, L.P.
April 17, 1998

                           By:   /s/ Paul E. Singer
                                 Paul E. Singer
                                 General Partner

                           WESTGATE INTERNATIONAL, L.P.

                           By:   Martley International, Inc., as
                                 Investment Manager

                           By:   /s/ Paul E. Singer
                                 Paul E. Singer
                                 President

                           MARTLEY INTERNATIONAL, INC.


                           By:   /s/ Paul E. Singer
                                 Paul E. Singer
                                 President